SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

Todhunter International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

Godfrey D. Bain

Angostura Limited

Corner Eastern Main Road & Trinity Avenue

Laventille, Trinidad & Tobago

(868) 623-2101 Ext. 120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D - Amendment No. 9

CUSIP No. 889050 10 0

1.	Names of Reporting Persons	Angostura Limited
	I.R.S. Identification Nos. of above persons (entities only)	N/A

2.	Check the Appropriate Box if a Member of a Group N/A
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ] N/A

6.	Citizenship or Place of Organization Trinidad & Tobago

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,580,298

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,580,298

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,580,298

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.	Percent of Class Represented by Amount in Row (11) 64.25%

14.	Type of Reporting Person* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D relates to the shares of common stock (the "Shares") of Todhunter International, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.  This  Amendment No. 9 amends and supplements the Schedule 13D initially filed by Angostura Limited ("Angostura") on July 3, 1999.  The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 2.	Identity and Background.
Not Applicable.

Item 3.	Source and Amount of Funds or Other Considerations.
Not Applicable.

Item 4.	Purpose of Transaction.

Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated November 26, 2002, by and between Angostura and A. Kenneth Pincourt, Jr. ("Pincourt"), on January 31, 2003 (the "Closing Date"), Angostura purchased 595,985 shares of Common Stock of the Issuer from Pincourt at an aggregate purchase price of $7,200,000.

The Shares to be purchased pursuant to the Stock Purchase Agreement will be acquired for investment purposes.  Angostura has a sufficient number of Shares to control the election of directors of the issuer as and when the terms of such directors expire.  As vacancies on the Board of Directors occur, at the time of annual meetings of shareholders or otherwise, Angostura in the ordinary course may propose candidates for election to the Board of Directors of the issuer; and given Angostura’s ability to control the election of directors, any candidates that are from time to time proposed by Angostura will in all likelihood be successful candidates.  Accordingly, Angostura has the ability, and intends from time to time, to exercise control over the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  Based on publicly available information, the Issuer had 5,572,234 Shares outstanding as of December 5, 2002.  As of the Closing Date, Angostura beneficially owns 3,580,298 Shares, representing approximately 64.25% of the Issuer’s outstanding shares.  Angostura has sole power to vote and sole power to dispose of the 3,580,298 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 4 above.

Item 7.	Material to Be Filed as Exhibits.
The Stock Purchase Agreement was included as Exhibit 1 to Angostura’s Schedule 13D (Amendment No. 8) filed with the Securities and Exchange Commission on December 11, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANGOSTURA LIMITED

February 7, 2003
Date
/s/ Godfrey D. Bain
Signature
Godfrey D. Bain/Executive Director of Finance
Name/Title